SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                                  ----------

                         Bronco Drilling Company, Inc.
--------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, $.01 par value per share                112211107
------------------------------              -------------------------------
(Title of class of securities)                      (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
----------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 April 7, 2008
----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).









                      (Continued on following pages)

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,142,500
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,142,500
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,142,500
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.35%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:         177,100
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:    177,100
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  177,100
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.67%
----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Alpine Associates II, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:         101,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:    101,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  101,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.39%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          44,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     44,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  44,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.17%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          35,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     35,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  35,400
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.13%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund II Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          25,100
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     25,100
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  25,100
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.10%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Alpine Institutional, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          52,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     52,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  52,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.20%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Alpine Enhanced, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          11,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     11,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  11,400
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.04%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Eckert Corporation
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,319,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       165,700
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,319,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  165,700
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,485,300
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.65%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Victoria Eckert
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,319,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       165,700
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,319,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  165,700
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,485,300
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.65%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Gordon A. Uehling, Jr.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          44,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     44,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  44,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.17%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Arbitrage & Trading Management Company
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          83,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       210,300
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     83,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  210,300
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  293,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.12%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: OO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Robert E. Zoellner
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          83,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       210,300
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     83,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  210,300
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  293,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.12%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER
-------   -------------------

          This Statement relates to the Common Stock, $.01 par value per share (the "Stock"), of Bronco Drilling Company, Inc. (the "Company"), the principal executive offices of which are located at 16217 North May Avenue, Edmond, OK 73013.


Item 2.   IDENTITY AND BACKGROUND
-------   -----------------------

          (a)-(c) This Statement is being filed by Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates II, L.P., Palisades Partners, L.P., Alpine Associates Offshore Fund Ltd., Alpine Associates Offshore Fund II Ltd., Alpine Institutional, L.P., Alpine Enhanced, L.P., Eckert Corporation, Victoria Eckert, Gordon A. Uehling, Jr., Arbitrage & Trading Management Company, and Robert E. Zoellner (each a "Reporting Entity" and collectively, the "Reporting Entities").
          As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,613,300 shares of the Stock, representing approximately 6.14% of the total outstanding shares.
          Alpine Associates, A Limited Partnership ("Associates"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Associates is located at 100 Union Avenue, Cresskill, NJ 07626.
          Alpine Partners, L.P. ("Partners"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Partners is located at 100 Union Avenue, Cresskill, NJ 07626.
          Alpine Associates II, L.P. ("Alpine II"), is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Alpine II is located at 100 Union Avenue, Cresskill, NJ 07626.
          Palisades Partners, L.P. ("Palisades"), is a Delaware limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Palisades is located at 100 Union Avenue, Cresskill, NJ 07626.
          Alpine Associates Offshore Fund Ltd. ("Offshore") is an international business company incorporated under the laws of the British Virgin Islands. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Offshore is located at 100 Union Avenue, Cresskill, NJ 07626. The officers and directors of Offshore and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
          Alpine Associates Offshore Fund II Ltd. ("Offshore II") is an international business company incorporated under the laws of the British Virgin Islands. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Offshore II is located at 100 Union Avenue, Cresskill, NJ 07626. The officers and directors of Offshore II and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
          Alpine Institutional, L.P. ("Institutional") is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Institutional is located at 100 Union Avenue, Cresskill, NJ 07626.
          Alpine Enhanced, L.P. ("Enhanced") is a New Jersey limited partnership. Its principal business is acting as a private investment fund engaging in the purchase and sale of investments for its own account. The address of the principal business and principal office of Enhanced is located at 100 Union Avenue, Cresskill, NJ 07626.
          The sole general partner of Associates, Partners, Alpine II, Institutional and Enhanced is Eckert Corporation. Eckert Corporation is a Delaware corporation. Its principal business is acting as general partner of Associates, Partners, Alpine II, Institutional and Enhanced. Victoria Eckert is the president, sole director and sole shareholder of Eckert Corporation. The principal occupation of Ms. Eckert is acting as president of Eckert Corporation. The address of the principal business and principal office of Eckert Corporation and the business address of Ms. Eckert is 100 Union Avenue, Cresskill, NJ 07626. The officers of Eckert Corporation and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference to this Item 2.
          The sole general partner of Palisades is Gordon A. Uehling, Jr.
The principal occupation of Mr. Uehling is acting as the general partner of Palisades. The business address of Mr. Uehling is 100 Union Avenue, Cresskill, NJ 07626.
          Arbitrage & Trading Management Company ("A&T") is a New Jersey sole proprietorship. Robert E. Zoellner is the owner and operator of A&T. Pursuant to advisory agreements, A&T provides investment advisory services to, but does not have discretion to manage, the investment activities of Associates and Partners. Pursuant to advisory agreements, A&T provides investment advisory services to, and has full discretion and authority to manage, the investment activities of Alpine II, Palisades, Offshore, Offshore II, Institutional, Enhanced and one managed account. A&T's principal business and Mr. Zoellner's principal occupation are providing investment advisory services. Mr. Zoellner and Ms. Eckert are married. The address of the principal business and principal office of A&T and the business address of Mr. Zoellner is 100 Union Avenue, Cresskill, NJ 07626.
          (d)-(e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS
-------   --------------------------

          A total of $18,180,280, $2,817,677, $1,616,060, $709,711, $562,827,
$396,229, $837,064 and $181,377 has been used by Associates, Partners, Alpine II, Palisades, Offshore, Offshore II, Institutional and Enhanced, respectively, to purchase shares of Stock. In addition, $364,435 has been used by a managed account which is under the direction of A&T to purchase shares of Stock. The funds for such purchases have been obtained from working capital, which may at any given time include funds borrowed in the ordinary course of business from margin accounts with brokerage firms or other financial institutions. It is expected that additional purchases of Stock (if any) will be financed in the same manner.


Item 4.   PURPOSE OF TRANSACTION
-------   ----------------------

          The Reporting Entities purchased the Stock in the ordinary course of their businesses. On January 24, 2008 the Company and Allis-Chalmers Energy Inc. ("Allis-Chalmers") announced the execution of an Agreement and Plan of Merger dated as of January 23, 2008 (the "Merger Agreement"), by and among Allis-Chalmers, the Company and Elway Merger Sub, Inc., providing for the acquisition of the Company by Allis-Chalmers (the "Merger"). The Reporting Entities have not decided whether to support or oppose the Merger, and in particular have not decided how they will vote their shares in connection with the Merger. The Reporting Entities may seek to communicate with such other parties as they deem appropriate, including representatives of the Company, representatives of Allis-Chalmers, and other stockholders of the Company. In the future the Reporting Entities may, in the ordinary course of their businesses and at any time, make additional purchases and/or sales of the Stock. Except as set forth above, the Reporting Entities have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

          (a) Associates owns 1,142,500 shares of the Stock. Partners owns 177,100 shares of the Stock. Alpine II owns 101,700 shares of the Stock. Palisades owns 44,600 shares of the Stock. Offshore owns 35,400 shares of the Stock. Offshore II owns 25,100 shares of the Stock. Institutional owns 52,600 shares of the Stock. Enhanced owns 11,400 shares of the Stock. A&T has sole voting and dispositive power with respect to a managed account which owns 22,900 shares of the Stock. The Reporting Entities believe, based on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, that a total of 26,269,961 shares of the Stock are outstanding, so that the shares owned by Associates, Partners, Alpine II, Palisades, Offshore, Offshore II, Institutional, Enhanced and the managed account that is under the direction of A&T represent approximately 4.35%, 0.67%, 0.39%, 0.17%, 0.13%, 0.10%, 0.20%, 0.04% and 0.09%, respectively, of the total outstanding shares. As the general partner of Alpine, Partners, Alpine II, Institutional and Enhanced, Eckert Corporation may be deemed to beneficially own the 1,485,300 shares of Stock owned by such entities, representing approximately 5.65% of the total outstanding shares. As the sole stockholder and director of Eckert Corporation, Ms. Eckert may be deemed to beneficially own such 1,485,300 shares of Stock. As the general partner of Palisades, Mr. Uehling may be deemed to beneficially own the 44,600 shares of Stock owned by Palisades, representing approximately 0.17% of the total outstanding shares. Pursuant to investment advisory agreements with Alpine II, Palisades, Offshore, Offshore II, Institutional, Enhanced and one managed account, A&T may be deemed to beneficially own the 293,700 shares of Stock owned by such entities, representing approximately 1.12% of the total outstanding shares. As the owner and operator of A&T, Mr. Zoellner may be deemed to beneficially own such 293,700 shares of Stock. Eckert Corporation, Ms. Eckert, Mr. Uehling, A&T and Mr. Zoellner disclaim beneficial ownership of any such shares of Stock except to the extent of their pecuniary interest therein.
          (b) Each Reporting Entity may be deemed to have sole voting and dispositive power over the shares of Stock reported as beneficially owned by such person, except as set forth hereafter. A&T acts as investment advisor to Alpine II, Institutional and Enhanced pursuant to advisory agreements with them, and has discretion to manage their investment activities. As a result, the shares of Stock owned by Alpine II, Institutional and Enhanced that may be deemed to be beneficially owned by Eckert Corporation and Ms. Eckert may also be deemed to be beneficially owned by A&T and Mr. Zoellner. Therefore each of Eckert Corporation, Ms. Eckert, A&T and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such shares. A&T acts as investment advisor to Palisades pursuant to an advisory agreement with it, and has discretion to manage its investment activities. As a result, the shares of Stock owned by Palisades that may be deemed to be beneficially owned by Mr. Uehling may also be deemed to be beneficially owned by A&T and Mr. Zoellner. Therefore, each of Mr. Uehling, A&T and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such shares. Except as set forth above, each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares of Stock. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares of Stock based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Stock beneficially owned by any other Reporting Entity.
          (c) Since February 16, 2008, Associates has purchased a total of 592,500 shares of Stock, at an aggregate cost of $9,574,584; Partners has purchased a total of 91,300 shares of Stock, at an aggregate cost of $1,475,191; Alpine II has purchased a total of 50,000 shares of Stock, at an aggregate cost of $807,074; Palisades has purchased a total of 23,100 shares of Stock, at an aggregate cost of $373,315; Offshore has purchased a total of 17,800 shares of Stock, at an aggregate cost of $287,449; Offshore II has purchased a total of 10,800 shares of Stock, at an aggregate cost of $172,432; Institutional has purchased a total of 27,300 shares of Stock, at an aggregate cost of $441,191; Enhanced has purchased a total of 5,900 shares of Stock, at an aggregate cost of $95,314; and one managed account, under the direction of A&T, has purchased a total of 11,900 shares of Stock, at an aggregate cost of $192,325. See Item 5(c) attached hereto.
          (d)  Not applicable.
(e) Not applicable.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------   --------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER
          --------------------------------------------------------------

          Except as set forth above, neither any Reporting Entity nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.


Item 7.   MATERIALS TO BE FILED AS EXHIBITS
-------   ---------------------------------

          Filed herewith as Exhibit 1 is a written agreement relating to the filing of joint acquisition statements. Filed herewith as Exhibits 2, 3 and 4 are powers of attorney for Ms. Eckert, Mr. Uehling and Mr. Zoellner granting Todd Mason, Michael Smircich and Frank Fiorello certain authority to act in their names with respect to the filing of Schedule 13Ds and/or 13Gs under the Securities Exchange Act of 1934, as amended.

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dates:  April 17, 2008

                                    /S/TODD MASON
                                    ---------------------------------
                                    ECKERT CORPORATION,
                                    On its own behalf,
                                    and as the General Partner of
                                    ALPINE ASSOCIATES, A LIMITED PARTNERSHIP,
                                    ALPINE PARTNERS, L.P.,
                                    ALPINE ASSOCIATES II, L.P.,
                                    ALPINE INSTITUTIONAL, L.P.,
                                    and ALPINE ENHANCED, L.P.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    PALISADES PARTNERS, L.P.
                                    By Todd Mason,
                                    Managing Director

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND LTD.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND II LTD.
                                    Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ARBITRAGE & TRADING MANAGEMENT COMPANY
                                    By Todd Mason,
                                    Chief Compliance Officer

                                    /S/TODD MASON
                                    ---------------------------------
                                    Todd Mason,
                                    As attorney-in-fact for each of
                                    Victoria Eckert, Gordon A. Uehling, Jr.
                                    and Robert E. Zoellner.

                                   SCHEDULE I


                        Officers and Directors of Offshore
                        ----------------------------------


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Robert E. Zoellner,        President of A&T          100 Union Avenue
Director                                             Cresskill, NJ 07626

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Director                   Corporation and           Cresskill, NJ 07626
                           affiliates

Todd Mason,                Officer of Eckert         100 Union Avenue
Vice President and         Corporation and           Cresskill, NJ 07626
Secretary                  affiliates

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Michael Smircich,          Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

                      Officers and Directors of Offshore II
                      -------------------------------------


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Robert E. Zoellner,        President of A&T          100 Union Avenue
Director                                             Cresskill, NJ 07626

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Director                   Corporation and           Cresskill, NJ 07626
                           affiliates

Todd Mason,                Officer of Eckert         100 Union Avenue
Vice President and         Corporation and           Cresskill, NJ 07626
Secretary                  affiliates

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Michael Smircich,          Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Vice President             Corporation and           Cresskill, NJ 07626
                           affiliates

                        Officers of Eckert Corporation
                        ------------------------------


Name and Position          Principal Occupation   Principal Business Address
-----------------          --------------------   --------------------------

Victoria Eckert,           President of Eckert       100 Union Avenue
President                  Corporation               Cresskill, NJ 07626

Todd Mason,                Officer of Eckert         100 Union Avenue
Chief Compliance Officer,  Corporation and           Cresskill, NJ 07626
Vice President and         affiliates
Secretary

Frank Fiorello,            Officer of Eckert         100 Union Avenue
Chief Trading Officer      Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Michael Smircich,          Officer of Eckert         100 Union Avenue
Chief Operations Officer   Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Gerald Post,               Officer of Eckert         100 Union Avenue
Chief Financial Officer    Corporation and           Cresskill, NJ 07626
and Vice President         affiliates

Robert E. Zoellner, Jr.,   Officer of Eckert         100 Union Avenue
Chief Portfolio Officer    Corporation and           Cresskill, NJ 07626
                           affiliates

                              SCHEDULE II


                          TRANSACTIONS BY ASSOCIATES
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08              1500                      0                  15.7704
02/21/08             48500                      0                  15.7529
02/26/08             25698                      0                  15.8977
02/27/08             74302                      0                  15.95
03/05/08             25234                      0                  15.9403
03/06/08             24866                      0                  15.9413
03/18/08             75000                      0                  16.1006
03/20/08             82400                      0                  15.90
03/27/08             14800                      0                  16.0505
04/07/08             76500                      0                  16.2413
04/11/08             71900                      0                  16.5493
04/15/08             71800                      0                  16.676


                          TRANSACTIONS BY PARTNERS
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08               200                      0                  15.7704
02/21/08              7600                      0                  15.7529
02/26/08              4000                      0                  15.8977
02/27/08             11600                      0                  15.95
03/05/08              4000                      0                  15.9403
03/06/08              3800                      0                  15.9413
03/18/08             11700                      0                  16.1006
03/20/08             12900                      0                  15.90
03/27/08              2300                      0                  16.0505
04/07/08             10900                      0                  16.2413
04/11/08             11200                      0                  16.5493
04/15/08             11100                      0                  16.676

                          TRANSACTIONS BY ALPINE II
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08               100                      0                  15.7704
02/21/08              4600                      0                  15.7529
02/26/08              2400                      0                  15.8977
02/27/08              7000                      0                  15.95
03/05/08              2400                      0                  15.9403
03/06/08              2300                      0                  15.9413
03/18/08              7000                      0                  16.1006
03/20/08              7800                      0                  15.90
03/27/08              1400                      0                  16.0505
04/07/08              2200                      0                  16.2413
04/11/08              6400                      0                  16.5493
04/15/08              6400                      0                  16.676



                          TRANSACTIONS BY PALISADES
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08               100                      0                  15.7704
02/21/08              1800                      0                  15.7529
02/26/08              1000                      0                  15.8977
02/27/08              2900                      0                  15.95
03/05/08              1000                      0                  15.9403
03/06/08               900                      0                  15.9413
03/18/08              3000                      0                  16.1006
03/20/08              3200                      0                  15.90
03/27/08               600                      0                  16.0505
04/07/08              3000                      0                  16.2413
04/11/08              2800                      0                  16.5493
04/15/08              2800                      0                  16.676

                          TRANSACTIONS BY OFFSHORE
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08              1600                      0                  15.7529
02/26/08               800                      0                  15.8977
02/27/08              2400                      0                  15.95
03/05/08               800                      0                  15.9403
03/06/08               800                      0                  15.9413
03/18/08              2400                      0                  16.1006
03/20/08              2600                      0                  15.90
03/27/08               500                      0                  16.0505
04/07/08              1500                      0                  16.2413
04/11/08              2200                      0                  16.5493
04/15/08              2200                      0                  16.676


                          TRANSACTIONS BY OFFSHORE II
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08              1300                      0                  15.7529
02/26/08               700                      0                  15.8977
02/27/08              1900                      0                  15.95
03/05/08              1400                      0                  15.9403
03/06/08               600                      0                  15.9413
03/18/08              2100                      0                  16.1006
03/20/08              2200                      0                  15.90
03/27/08               400                      0                  16.0505
04/15/08               200                      0                  16.676

                          TRANSACTIONS BY INSTITUTIONAL
                       ----------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08               100                      0                  15.7704
02/21/08              2200                      0                  15.7529
02/26/08              1200                      0                  15.8977
02/27/08              3400                      0                  15.95
03/05/08              1200                      0                  15.9403
03/06/08              1100                      0                  15.9413
03/18/08              3400                      0                  16.1006
03/20/08              3800                      0                  15.90
03/27/08               700                      0                  16.0505
04/07/08              3500                      0                  16.2413
04/11/08              3400                      0                  16.5493
04/15/08              3300                      0                  16.676


                            TRANSACTIONS BY ENHANCED
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08               500                      0                  15.7529
02/26/08               300                      0                  15.8977
02/27/08               700                      0                  15.95
03/05/08               300                      0                  15.9403
03/06/08               200                      0                  15.9413
03/18/08               700                      0                  16.1006
03/20/08               900                      0                  15.90
03/27/08               100                      0                  16.0505
04/07/08               800                      0                  16.2413
04/11/08               700                      0                  16.5493
04/15/08               700                      0                  16.676

                       TRANSACTIONS BY A&T FOR MANANGED ACCOUNT
                    ----------------------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
02/21/08              1000                      0                  15.7529
02/26/08               500                      0                  15.8977
02/27/08              1500                      0                  15.95
03/05/08               500                      0                  15.9403
03/06/08               500                      0                  15.9413
03/18/08              1500                      0                  16.1006
03/20/08              1700                      0                  15.90
03/27/08               200                      0                  16.0505
04/07/08              1600                      0                  16.2413
04/11/08              1400                      0                  16.5493
04/15/08              1500                      0                  16.676


(1) Transactions were effected in the open market and otherwise in transactions with Broker-Dealers.
(2) Excludes commissions and other execution related costs.

EXHIBIT INDEX

EXHIBIT 1     Joint Filing Agreement

EXHIBIT 2     Power of Attorney granted by Victoria Eckert

EXHIBIT 3     Power of Attorney granted by Gordon A. Uehling, Jr.

EXHIBIT 4     Power of Attorney granted by Robert E. Zoellner

EXHIBIT 1


                        JOINT FILING AGREEMENT
                        ----------------------

     In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and amendments thereto, with respect to the securities of the company named below:

DATED: APRIL 17, 2008

COMPANY: BRONCO DRILLING COMPANY, INC.

SECURITIES: COMMON STOCK, $.01 PAR VALUE PER SHARE


                              PARTIES


                              /S/TODD MASON
                              ---------------------------------
                              ECKERT CORPORATION,
                              On its own behalf,
                              and as the General Partner of
                              ALPINE ASSOCIATES, A LIMITED PARTNERSHIP,
                              ALPINE PARTNERS, L.P.,
                              ALPINE ASSOCIATES II, L.P.
                              ALPINE INSTITUTIONAL, L.P.,
                              and ALPINE ENHANCED, L.P.
                              By Todd Mason,
                              Vice President


                              /S/TODD MASON
                              ---------------------------------
                              PALISADES PARTNERS, L.P.
                              By Todd Mason,
                              Managing Director


                              /S/TODD MASON
                              ---------------------------------
                              ALPINE ASSOCIATES OFFSHORE FUND LTD.
                              By Todd Mason,
                              Vice President

                              /S/TODD MASON
                              ---------------------------------
                              ALPINE ASSOCIATES OFFSHORE FUND II LTD.
                              Todd Mason,
                              Vice President


                              /S/TODD MASON
                              ---------------------------------
                              ARBITRAGE & TRADING MANAGEMENT COMPANY
                              By Todd Mason,
                              Chief Compliance Officer


                              /S/TODD MASON
                              ---------------------------------
                              Todd Mason,
                              As attorney-in-fact for each of
                              Victoria Eckert, Gordon A. Uehling, Jr.
                              and Robert E. Zoellner.

EXHIBIT 2


                              POWER OF ATTORNEY
                              -----------------

	The undersigned hereby appoints Todd Mason, Michael Smircich and Frank Fiorello, or any of them, her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule
13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in her individual capacity as a result of the undersigneds beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Eckert Corporation or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Todd Mason, Michael Smircich and Frank Fiorello, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:	February 26, 2008



                                         /S/ VICTORIA ECKERT
                                         -------------------
                                         Victoria Eckert

EXHIBIT 3


                              POWER OF ATTORNEY
                              -----------------

	The undersigned hereby appoints Todd Mason, Michael Smircich, Frank Fiorello, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigneds beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Palisades Partners, L. P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Todd Mason, Michael Smircich, Frank Fiorello, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:	February 26, 2008



                                         /S/ GORDON A. UEHLING, JR.
                                         --------------------------
                                         Gordon A. Uehling, Jr.

EXHIBIT 4


                              POWER OF ATTORNEY
                              -----------------

	The undersigned hereby appoints Todd Mason, Michael Smircich, Frank Fiorello, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigneds beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Arbitrage & Trading Management Company or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Todd Mason, Michael Smircich, Frank Fiorello, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:	February 26, 2008



                                         /S/ ROBERT E. ZOELLNER
                                         ----------------------
                                         Robert E. Zoellner